AMENDMENT TO BYLAWS



     On May 1, 1998, the Board of Directors amended the second sentence of

Article III, Section 3.01 of the Bylaws to read as follows:



     "The number of directors of the corporation shall be at least two but no more than six, and as established from time to time by resolution of the directors."


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